08000520

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

January 24, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
24 January 2008 (ASX: Announcement & Media Releases – Wild River Update and ASX - Appendix 3Y)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

24 January 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

WILD RIVER UPDATE

Wild River Project (FAR ~ 29.12%), Alberta Canada
3D Seismic Program completed
Wabamun gas prospect confirmed

Following completion of processing of a 3D seismic survey acquired during 2007 and success in picking up additional protective acreage at a recent Alberta Crown Land Sale, FAR and its partner are now in a position to commence marketing a significant Wabamun drilling prospect commencing at the upcoming NAPE conference in Houston during February 2008.


BERLAND RIVER WEST
WABAMUN B
114 BCF OGIP
Alberta Energy & Utilities Board Designated Pool Boundaries
BERLAND RIVER WEST
WINTERBURN A
70 BCF OGIP
Wabamun Prospect Outline
(up to 50 Bcf)
3D
Wabamun Mineral Rights held jointly by F.A.R. (29.1214%) and Suncor (70.8786%) (all yellow)
10 MMCF/D Wabamun Test in 1988
WILD RIVER
Wabamun Gas Prospects

FAR, in partnership with a major Canadian company, has mapped a Wabamun target with potential up to 50BCF which lies within 4.5 km of existing infrastructure and in proximity to a well that tested 10 million cubic feet of gas per day. Subject to farmout, a well could be drilled as early as the second quarter 2008.

FAR's interest in the venture is determined on an expenditure equalisation formula that following the recent successful land acquisition has been determined at 29.12 percent.

For information on FAR's drilling activities visit our website at www.far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**First Australian Resources Limited**
ABN	**41 009 117 293**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Warwick Robert Grigor
Date of last notice	8/6/07

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect Interest (Gregorach Pty Ltd) Direct Interest (W R Grigor)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Gregorach Pty Ltd Mr Grigor is a director
Date of change	22 January 2008
No. of securities held prior to change	8,580,548 shares - indirect 1,500,000 shares – direct 1,500,000 Incentive options 31/7/10 direct
Class	Ordinary shares
Number acquired	Nil
Number disposed	1,000,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$110,000.00
No. of securities held after change	7,580,548 shares - indirect 1,500,000 shares – direct 1,500,000 Incentive options 31/7/10 direct

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market sale at 11¢

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

END